Comprehensive Credit Facility Agreement of Maximum Amount (“Credit Facility Agreement”) Entered into by and between Shenzhen BAK Battery Co., Ltd (“the Debtor”) and Shenzhen Eastern Branch, Agricultural Bank of China (the “Creditor”) Dated November 30, 2011

Main articles:
»	Contract number: 81001201102370001;
»	Maximum amount of credit facilities to be provided: RMB 450 million;
»	Term: from November 30, 2011 to November 24, 2012;
»	Purpose of the loan is to provide working capital for the Company;
»	Interest rate will be determined in each loan agreement to be signed under this Credit Facility Agreement;
»	If any of the following occurs, the Creditor is entitled to demand adjustment of the maximum amount of credit facilities:
• Material adverse change occurred in the market the Company served for or monetary policy significantly adjusted;
• The financial condition of the Company is in serious difficulty;
• The Company does not carry out its obligations;
• Occurrence of other instances which endangers or may endanger the safety of the loan provided by the Creditor;
»	Remedies in the event of breach of contract include adjustment of the credit amount, suspension of credit, and cancel the credit unprovided.

Headlines of the articles omitted
»	Terms of credit
»	The procedure on using the comprehensive credit facility
»	Guaranty
»	The rights and obligations of the Creditor
»	The rights and obligations of the Debtor
»	Disputation settlement Validity
»	Validity
»	Supplement articles
»	Notification